SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

IGN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

449589 10 0 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449589 10 0	SCHEDULE 13 G	Page 2 of 5 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Chris Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 832,898* 6. Shared Voting Power -0- 7. Sole Dispositive Power 832,898* 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 832,898*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 38.2%**

12.	Type of Reporting Person (See Instructions) IN

*	Includes 70 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 31, 2002.
**	Based on 2,182,911 shares outstanding as of December 31, 2002.

CUSIP No. 449589 10 0	SCHEDULE 13 G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

IGN Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3240 Bayshore Drive, Brisbane, CA 94005

Item 2.

(a)	Name of Person Filing:

Chris Anderson

(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box Drive 620952, Woodside, CA 94062

(c)	Citizenship:

United Kingdom

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

449589 10 0

Item	3. Not Applicable.

Item 4.    Ownership.

(a)	Amount beneficially owned:

832,898

The following information with respect to the beneficial ownership of the Common Stock of the issuer by Chris Anderson is provided as of December 31, 2002. The percentage amounts are based on 2,182,911 shares outstanding as of December 31, 2002.

Chris Anderson, the reporting person, owns 832,828 shares of Common Stock directly. Mr. Anderson also owns options to purchase 556 shares of the Company’s Common Stock, of which 70 shares were exercisable within 60 days of December 31, 2002.

(b)	Percent of class:

38.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

832,898*

(ii)	Shared power to vote or to direct the vote

–0–

(iii)	Sole power to dispose or to direct the disposition of

832,898*

(iv)	Shared power to dispose or to direct the disposition of

–0–

CUSIP No. 449589 10 0	SCHEDULE 13 G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

CUSIP No. 44589 10 0	SCHEDULE 13 G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003	By:	/s/ CHRIS ANDERSON Signature